Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS
INCORRECTLY ATTRIBUTED IN NEWS HEADLINE

Edmonton, Alberta, July 28, 2009 - A news release distributed July 27, 2009 by a US oil and gas development company with a similar name was mistakenly attributed to North American Energy Partners (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) on several financial news websites.

“The headline incorrectly identified our company as having entered into a letter of intent to acquire a l20-acre leasehold and well interest in the US,” said Kevin Rowand, Director Strategic Planning and Investor Relations of North American Energy Partners. “I want to clarify that we are in no way connected to this transaction or the companies involved, and we are currently working to contact these websites and correct this error.”

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided mining and construction services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning and Investor Relations
North American Energy Partners Inc.
Phone:  (780) 960-4531
Fax:       (780) 960-7103
Email: krowand@nacg.ca